SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                              HAIN FOOD GROUP, INC.
                           __________________________
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                      ____________________________________
                         (Title of Class of Securities)

                                    405219106
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 12 Pages

                                                              Page 2 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  419,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   419,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            419,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [ x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.07%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  23,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,315,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   23,000
    With
                           10       Shared Dispositive Power
                                            3,315,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,338,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    24.45%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,338,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,338,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,338,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    24.45%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  55,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,338,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   55,000
    With
                           10       Shared Dispositive Power
                                            3,338,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,393,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            24.75%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,338,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   25,000
    With
                           10       Shared Dispositive Power
                                            3,338,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,363,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                    24.63%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages


                  This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D dated May 11, 1998, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 6 is being filed to report that as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Person may be deemed the beneficial owner has increased by more than one percent of the total outstanding Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

                  White Rock Management expended approximately $18,602 of its working capital and approximately $1,337,968 of the working capital of White Rock Clients, to purchase the Shares reported herein as being acquired by each since March 18, 1999 (60 days prior to the date hereof). White Rock Partners expended approximately $480,968 of its working capital to purchase the Shares reported herein as being acquired by it since March 18, 1999 (60 days prior to the date hereof).

                  The Shares (and securities derivative thereof) held by the Reporting Persons for the accounts of the White Rock Clients, by White Rock Partners, by White Rock Management, by Thomas U. Barton and by Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) White Rock Management may be deemed the beneficial owner of 3,338,100 Shares (approximately 24.45% of the total number of Shares outstanding). This number consists of (1) 2,895,600 Shares held for the accounts of the White Rock Clients, (2) 419,500 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for its account.

                        (ii) White Rock, Inc. may be deemed the beneficial owner of 3,338,100 Shares (approximately 24.45% of the total number of Shares outstanding). This number consists of (1) 2,895,600 Shares held for the accounts of the White Rock Clients, (2) 419,500 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for the account of White Rock Management.

                        (iii) Thomas U. Barton may be deemed the beneficial owner of 3,393,100 Shares (approximately 24.75% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 2,895,600 Shares held for the accounts of White Rock Clients, (2) 419,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                        (iv) Joseph U. Barton may be deemed the beneficial owner of 3,363,100 Shares (approximately 24.63% of the total number of Shares outstanding). This number consists of (1) 2,895,600 Shares held for the accounts of White Rock Clients, (2) 419,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and
(4) 25,000 Shares held for his personal account.

                                                              Page 8 of 12 Pages



                        (v) White Rock Partners may be deemed the beneficial owner of the 419,500 Shares held for its account (approximately 3.07% of the total number of Shares outstanding).

                  (b) (i) Each of White Rock Management (pursuant to the White Rock Contracts), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 2,895,600 Shares held for the accounts of the White Rock Clients.

                        (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 419,500 Shares held for the account of White Rock Partners.

                        (iii) Thomas U. Barton has the sole power to direct the voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                        (iv) Joseph U. Barton has the sole power to direct the voting and disposition of the 25,000 Shares held for his account.

                        (v) White Rock Partners has the sole power to direct the voting and disposition of the 419,500 Shares held for its account.

                        (vi) White Rock Management has the sole power to direct the voting and disposition of the 23,000 Shares held for its personal account.

                  (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since March 18, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                        (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                        (iii)  Joseph   U.   Barton   has  the  sole   right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                        (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                        (v) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                  (e)          Not applicable.

                                                              Page 9 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 17, 1999             WHITE ROCK CAPITAL PARTNERS, L.P.


                               By:      White Rock Capital Management, L.P.
                                        Its General Partner


                                        By:      White Rock Capital, Inc.
                                                 Its General Partner



                                                  By:  /S/ PAULA STOREY
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact


                               WHITE ROCK CAPITAL MANAGEMENT. L.P.

                               By:      White Rock Capital Inc.
                                        Its General Partner



                                        By:  /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

                                                             Page 10 of 12 Pages



                               WHITE ROCK CAPITAL, INC.


                               By:   /S/ PAULA STOREY
                                     -------------------------------------------
                                     Paula Storey
                                     Attorney-in-Fact


                               THOMAS U. BARTON


                               By:   /S/ PAULA STOREY
                                     -------------------------------------------
                                     Paula Storey
                                     Attorney-in-Fact


                               JOSEPH U. BARTON


                               By:   /S/ PAULA STOREY
                                     -------------------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

                                                             Page 11 of 12 Pages


                                                          ANNEX A

                                        RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                   HAIN FOOD GROUP, INC.



                                            Date of             Nature of            Number of               Price Per
For the Account of                        Transaction          Transaction            Shares                   Share
------------------                        -----------          -----------            ------                   -----

White Rock Clients/1/                       4/19/99                BUY                 3,000                  $17.0625

                                            4/19/99                BUY                 1,000                  $17.0625

                                            4/19/99                BUY                 3,000                  $17.0625

                                            4/19/99                BUY                10,000                  $17.0625

                                            4/21/99                BUY                 5,000                  $18.6016

                                            4/21/99                BUY                 2,000                  $17.7500

                                            4/21/99                BUY                 1,000                  $18.6016

                                            4/21/99                BUY                 4,000                  $18.6016

                                            4/21/99                BUY                 4,000                  $18.6016

                                            4/21/99                BUY                 2,000                  $17.7500

                                            4/21/99                BUY                10,000                  $18.6016

                                            4/21/99                BUY                 4,000                  $17.7500

                                            4/23/99                BUY                 3,000                  $18.3550

                                            4/23/99                BUY                 3,000                  $18.3550

                                            4/23/99                BUY                 5,000                  $18.3550

                                            5/05/99                BUY                 5,000                  $19.8125

                                            5/05/99                BUY                 1,000                  $19.8125

                                            5/05/99                BUY                 2,000                  $19.8125

                                            5/05/99                BUY                 5,000                  $19.8125

                                            5/12/99                BUY                 8,000                  $20.1250





                                                                                                      Page 12 of 12 Pages





White Rock Partners                         4/15/99                BUY                 8,500                  $17.2500

                                            4/19/99                BUY                 3,000                  $17.0625

                                            4/21/99                BUY                 5,000                  $18.6016

                                            4/21/99                BUY                 2,000                  $17.7500

                                            4/23/99                BUY                 2,000                  $18.3550

                                            5/05/99                BUY                 1,000                  $19.8125

                                            5/13/99                BUY                 5,000                  $19.6250

White Rock Management                       4/21/99                BUY                 1,000                  $18.6016









/1/  Transactions effected at the direction of White Rock Capital Management, L.P.
